Filed by Cleveland BioLabs, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cytocom Inc.

Registration Statement No. 333-253111

Cleveland BioLabs, Inc. and Cytocom Announce Registration Statement and Proxy Statement for Previously Announced Merger Declared Effective by SEC

Special Stockholders Meeting Scheduled for July 6, 2021 to Vote on Proposed Merger

Merger Expected to Close During Third Quarter of 2021

FORT COLLINS, Colo. and BUFFALO, N.Y., June 17, 2021 /PRNewswire/ -- Cleveland BioLabs, Inc. (NASDAQ: CBLI), an innovative biopharmaceutical company developing novel approaches to activate the immune system, announced that its registration statement on SEC Form S-4 (the "Registration Statement") filed with U.S. Securities and Exchange Commission (the "SEC") in connection with its previously announced merger with Cytocom Inc. (“Cytocom”) was declared effective by the SEC on June 10, 2021. Cytocom is a leading biopharmaceutical company creating next-generation immune therapies that deliver immune homeostasis.

A special meeting of the Cleveland BioLabs stockholders to approve the proposals related to the merger (the “Special Meeting”) will be held virtually. Details of the meeting are as follows:

Date:	Tuesday, July 6, 2021
Time:	10:00 a.m. ET
Registration:	www.virtualshareholdermeeting.com/CBLI2021SM

The Registration Statement includes a definitive proxy statement and a prospectus. Notice of the Special Meeting and the definitive proxy statement/prospectus was mailed to stockholders of the Company as of June 9, 2021.

Subsequent to the closing of the merger, the new combined company will be named “Cytocom Inc.” and its common stock is expected to trade on the Nasdaq Capital Market under the symbol "CYTO”. The closing of the merger, which is expected to occur during the third quarter of 2021, is subject to approval by Cleveland BioLabs’ stockholders, the approval of the application for listing of the combined company’s stock on the Nasdaq Capital Market and the satisfaction of other customary closing conditions.

About Cytocom

Cytocom, Inc. is a clinical-stage biopharmaceutical company developing novel immunotherapies targeting autoimmune, inflammatory, infectious diseases and cancers based on a proprietary platform designed to rebalance the body’s immune system and restore homeostasis. Cytocom is developing therapies designed to elicit directly within patients a robust and durable response of antigen-specific killer T-cells and antibodies, thereby activating essential immune defenses against autoimmune, inflammatory, infectious diseases, and cancers. Specifically, Cytocom has several clinical-stage development programs for Crohn’s disease, fibromyalgia, multiple sclerosis and pancreatic cancer. To learn more about Cytocom, Inc., please visit www.cytocom.com.

About Cleveland BioLabs

Cleveland BioLabs, Inc. is an innovative biopharmaceutical company developing novel approaches to activate the immune system and address serious medical needs. Cleveland BioLabs' proprietary platform of Toll-like immune receptor activators addresses conditions such as radiation sickness and cancer treatment side effects. Cleveland Biolabs' most advanced product candidate, Entolimod is being developed as a medical radiation countermeasure for preventing death from acute radiation syndrome and, through its joint venture with Everon Biosciences, LLC - Genome Protection, Inc. – for other anticancer and antiaging indications. Additionally, Cleveland BioLabs also conducts business in the Russian Federation through a joint venture with Joint Stock Company RUSNANO, Panacela Labs, Inc. Cleveland BioLabs maintains strategic relationships with the Cleveland Clinic and Roswell Park Cancer Institute. To learn more about Cleveland BioLabs, please visit http://www.cbiolabs.com.

Additional Information and Where to Find It

Cleveland BioLabs has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus of Cleveland BioLabs and other documents concerning the proposed merger with the SEC. The registration statement became effective on June 10, 2021. Before making any voting decision, Cleveland BioLabs stockholders are urged to read the proxy statement/prospectus in its entirety and any other documents filed by Cleveland BioLabs with the SEC in connection with the proposed merger because they contain important information about the proposed transaction and the parties to the proposed transaction. Investors and stockholders can obtain a free copy of the proxy statement/prospectus and other documents containing important information about Cleveland BioLabs and Cytocom through the website maintained by the SEC at www.sec.gov. Cleveland BioLabs also makes available free of charge at http://www.cbiolabs.com (in the "Investors" section), copies of materials that Cleveland BioLabs files with, or furnishes to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cleveland BioLabs and Cytocom, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cleveland BioLabs in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Cleveland BioLabs' directors and officers in Cleveland BioLabs' Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 22, 2021. To the extent the holdings of Cleveland BioLabs' securities by the directors and executive officers of Cleveland BioLabs have changed from the amounts set forth in Cleveland BioLabs' Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger is included in the proxy statement/prospectus relating to the proposed merger filed with the SEC. These documents may be obtained free of charge from the SEC's website at www.sec.gov and at Cleveland BioLabs' website at www.cbiolabs.com.

Forward Looking Statements:

This press release contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical fact contained in this press release, including statements regarding the future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals, the impact of any laws or regulations applicable to Cleveland BioLabs or Cytocom, plans and objectives of management for future operations, the expected ownership in the combined company by the former Cytocom securityholders and securityholders of Cleveland BioLabs as of immediately prior to the merger and governance of the combined company are forward-looking statements. The words "anticipate," "believe," "continue," "should," "estimate," "expect," "intend," "may," "plan," "project," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on the current expectations about future events held by management of both companies. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond the control of either company. The actual future results of Cleveland BioLabs or Cytocom may differ materially from those discussed here for various reasons. Cleveland BioLabs and Cytocom discuss many of these risks under the heading "Risk Factors" in the proxy statement/prospectus filed with the SEC, as updated by Cleveland BioLabs’ other filings with the SEC. Factors that may cause such differences include, but are not limited to, the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect Cytocom’s, Cleveland BioLabs’ or the combined company’s business and the price of Cleveland BioLabs’ common stock; the failure of either party to satisfy any of the conditions to the consummation of the proposed merger, including the approval of Cleveland BioLabs’ stockholders; uncertainties as to the timing of the consummation of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed merger on the parties’ business relationships, operating results and business generally; risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; risks related to diverting management’s attention from the ongoing business operations of Cytocom or Cleveland BioLabs; the outcome of legal proceedings that have been instituted against Cleveland BioLabs and Cytocom related to the merger agreement or the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the combined company’s need for additional financing to meet its business objectives; each company’s history of operating losses; the substantial doubt expressed by Cytocom’s independent auditors about its ability to continue as a going concern; the ability to successfully develop, obtain regulatory approval for, and commercialize our products in a timely manner; Cytocom’s, Cleveland BioLabs’ or the combined company’s plans to research, develop and commercialize our product candidates; the ability of Cytocom, Cleveland BioLabs or the combined company to attract collaborators with development, regulatory and commercialization expertise; plans and expectations with respect to future clinical trials and commercial scale-up activities; Cytocom’s, Cleveland BioLabs’ or the combined company’s reliance on third-party manufacturers of our product candidates; the size and growth potential of the markets for Cytocom’s, Cleveland BioLabs’ or the combined company’s product candidates, and their ability to serve those markets; the rate and degree of market acceptance of Cytocom’s, Cleveland BioLabs’ or the combined company’s product candidates; regulatory requirements and developments in the United States, the European Union and foreign countries; the performance of Cytocom’s, Cleveland BioLabs’ or the combined company’s third-party suppliers and manufacturers; the success of competing therapies that are or may become available; the ability of Cytocom, Cleveland BioLabs or the combined company to attract and retain key scientific or management personnel; the historical reliance by Cleveland BioLabs on government funding for a significant portion of its operating costs and expenses; government contracting processes and requirements; the exercise of control over Cleveland BioLabs company by its majority stockholder; the geopolitical relationship between the United States and the Russian Federation as well as general business, legal, financial and other conditions within the Russian Federation; the ability of Cytocom, Cleveland BioLabs or the combined company to obtain and maintain intellectual property protection for its product candidates; potential vulnerability to cybersecurity breaches; and other factors discussed below and in our Cleveland BioLabs’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2020 and the risk factors discussed under the heading “Risk Factors” in the proxy statement/prospectus.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Contact

Tiberend Strategic Advisors, Inc.

Maureen McEnroe, CFA (Investors)

(212) 375-2664

mmcenroe@tiberend.com

Johanna Bennett (Media)
(212) 375-2686
jbennett@tiberend.com

Cleveland BioLabs:

Cleveland BioLabs, Inc.

(716) 849-6810 ext. 101

investor.relations@cbiolabs.com